SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 2, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This Report on Form 6-K dated August 2, 2007, contains a quarterly report of Infineon Technologies AG for the Company’s third quarter results of the 2007 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
June 30, 2007

i

Overview Of Financial Results

Third Quarter of Fiscal Year 2007

•	Infineon excluding Qimonda reported revenues of Euro 1.01 billion. EBIT was Euro 13 million, up from negative Euro 28 million in the prior quarter. EBIT included charges for restructuring, largely offset by a gain from the sale of a business.

•	Including Qimonda, the Infineon group reported revenues of Euro 1.75 billion, a net loss of Euro 197 million, and EBIT of negative Euro 280 million for the third quarter.

•	Infineon expects further revenue growth in the fourth quarter of the 2007 fiscal year for its businesses excluding Qimonda, driven mainly by a further increase in mobile phone platform shipments. The company also anticipates that EBIT for its businesses excluding Qimonda will increase from the third quarter.

For the third quarter of the 2007 fiscal year, Infineon Technologies AG reported revenues of Euro 1.75 billion, down 11 percent compared to the second quarter and to the same quarter last year. Revenues of Infineon excluding Qimonda were Euro 1.01 billion, increasing 3 percent sequentially and 2 percent year on year.

The Infineon group EBIT was negative Euro 280 million in the third quarter, compared to Euro 49 million in the prior quarter and Euro 49 million in the same quarter last year. EBIT for Infineon excluding Qimonda amounted to Euro 13 million in the third quarter, up from negative Euro 28 million in the second quarter and negative Euro 51 million in the same quarter last year. The EBIT loss in the third quarter included charges of Euro 20 million for restructuring measures in manufacturing facilities and further streamlining of the company’s research & development locations, largely offset by a gain of Euro 17 million related to the sale of the company’s Polymer Optical Fiber (“POF”) business. In the prior quarter, EBIT included charges of Euro 54 million, mainly for restructuring measures and an asset write-down, partially offset by gains totaling Euro 25 million related to asset disposals and a revision to accrued personnel cost.

The Infineon group net loss was Euro 197 million in the third quarter compared to a net loss of Euro 11 million in the second quarter and a net loss of Euro 23 million in the same quarter last year.

Basic and diluted loss per share in the third quarter of the 2007 fiscal year was Euro 0.26, compared with basic and diluted loss per share of Euro 0.01 in the second quarter and Euro 0.03 in the same quarter last year.

Segment’s Fiscal Third Quarter 2007 Performance and Outlook

Revenues

Segment revenue developments during the third quarter of the 2007 fiscal year as compared to the previous quarter and the third quarter of the 2006 fiscal year were as follows:

In the third quarter of the 2007 fiscal year, the Automotive, Industrial & Multimarket segment reported revenues of Euro 752 million, representing a 2 percent increase sequentially and a 5 percent increase year-on-year. As anticipated, revenues in the automotive business increased, mostly due to seasonality. The industrial & multimarket business remained broadly flat compared with the second quarter as continued demand in high-power products offset some softness in the low-power business. Infineon’s security & ASIC business were in line with the prior quarter, as strength in the chip card and security business was offset by continued softness in the hard-disk-drive business.

Revenues in the Communication Solutions segment were Euro 259 million in the third quarter of the 2007 fiscal year, a 9 percent increase sequentially and a 3 percent decrease year-on-year. In the wireless business, mobile phone platform shipments increased strongly, driven both by continued ramp-ups to existing customers and the start of ramp-ups at new customers. Revenues in the broadband business decreased compared to the prior quarter, mainly due to a temporary slowdown in some infrastructure deployments, as well as customer-related inventory issues in broadband Customer Premises Equipment (“CPE”) following strong demand in previous quarters.

Qimonda reported revenues of Euro 740 million in the third quarter of the 2007 fiscal year, a decline of 25 percent quarter-over-quarter and a 24 percent decrease year-on-year. The sequential decrease was mainly due to a 40 percent decline in average selling prices and a weaker U.S. dollar. This decrease was only partially offset by a 28 percent growth in bit-shipments.

Revenues in the Other Operating Segments were Euro 54 million in the third quarter of the 2007 fiscal year, increasing from Euro 50 million in the prior quarter and decreasing from Euro 73 million in the same quarter last year. Effective May 1, 2006, with the completion of the Qimonda carve-out, Other Operating Segments’ revenues primarily consist of sales of wafers from Infineon’s 200-millimeter production facility in Dresden to Qimonda under foundry agreements, which are eliminated in the Corporate and Eliminations segment.

Earnings Before Interest and Tax (EBIT)

EBIT developments during the third quarter of the 2007 fiscal year as compared to the previous quarter and the third quarter of the 2006 fiscal year were as follows:

The Automotive, Industrial & Multimarket segment’s third quarter 2007 EBIT increased to Euro 81 million from Euro 66 million in the prior quarter and from Euro 57 million in the same quarter last year. Third quarter 2007 EBIT results included a gain of Euro 17 million related to the sale of the company’s POF business.

In the third quarter of the 2007 fiscal year, EBIT in the Communication Solutions segment improved in line with the revenue increase to negative Euro 34 million, compared to negative Euro 53 in the second quarter and to negative Euro 61 million in the same quarter last year.

Qimonda reported EBIT after minority interests of negative Euro 293 million in the third quarter of the 2007 fiscal year, compared to Euro 77 million in the prior quarter and Euro 100 million in the same quarter last year, primarily as a result of the decline in average selling prices.

In the third quarter of the 2007 fiscal year, EBIT in the Other Operating Segments was negative Euro 2 million, compared to negative Euro 5 million in the prior quarter and negative Euro 2 million in the same quarter last year.

Third quarter 2007 EBIT in Corporate and Eliminations was negative Euro 32 million compared to negative Euro 36 million in the prior quarter and negative 45 million in the same quarter last year. Included in the third quarter 2007 EBIT were charges of Euro 20 million for restructuring measures in manufacturing facilities and further streamlining of the company’s research & development locations. EBIT of the Corporate and Eliminations segment in the second quarter of the 2007 fiscal year included charges of Euro 54 million. These primarily consisted of restructuring charges of approximately Euro 20 million for planned downsizings, mainly in the Essonnes, France (ALTIS) manufacturing facility and in the company’s baseband business following the insolvency of BenQ’s German subsidiary, as well as an asset write-down of Euro 35 million. Also included in EBIT in the second quarter of the 2007 fiscal year was a positive effect of Euro 22 million from a revision to accrued personnel costs.

Expenses

Expenses for Research and Development in the third quarter of the 2007 fiscal year totaled Euro 295 million, increasing from Euro 281 million in the prior quarter and decreasing from Euro 329 million in the same quarter last year. As a percentage of revenues, research and development expenses increased sequentially to 17 percent from 14 percent and remained unchanged compared to the same quarter last year.

Expenses for SG&A (Selling, General & Administrative) in the third quarter of the 2007 fiscal year increased to Euro 172 million from Euro 161 million in the prior quarter and decreased from Euro 180 million in the same quarter last year. As a percentage of revenues SG&A increased to 10 percent in the third quarter of the 2007 fiscal year from 8 percent in the prior quarter and 9 percent in the same quarter last year.

Liquidity

Free cash flow, representing cash flows from operating and investing activities excluding purchases or sales of marketable securities, decreased to a net outflow of Euro 219 million in the third quarter of the 2007 fiscal year from a net inflow of Euro 22 million in the previous quarter. The primary reason for the decrease was lower cash flows provided by operating activities. Accordingly, gross cash position as of June 30, 2007, representing cash and cash equivalents and marketable securities, decreased sequentially from Euro 2.0 billion to Euro 1.8 billion, while the company’s net cash position, defined as gross cash position less short and long-term debt, decreased sequentially from Euro 607 million to Euro 389 million as of June 30, 2007.

Outlook for the Fourth Quarter of the 2007 Fiscal Year

In the fourth quarter of the 2007 fiscal year, Infineon expects revenues for its segments excluding Qimonda to increase further, driven mainly by the Communication Solutions segment and to a lesser extent by the Automotive, Industrial & Multimarket segment. The company expects further strong growth in EBIT with improving EBIT margin. Net charges are expected to be insignificant in the fourth quarter.

Infineon expects the revenues of its Automotive, Industrial & Multimarket segment to increase in the fourth quarter of the 2007 fiscal year compared to the third quarter. The company expects improved EBIT performance in the segment’s ongoing operations, excluding the effect of the gain in the third quarter from the sale of the POF business. The EBIT margin is expected to be close to 10 percent. Results in the segment’s automotive business are expected to remain broadly on the same level as in the third quarter. The industrial & multimarket business is expected to post higher revenues and EBIT, mainly due to improved demand in the consumer and computer markets. The security & ASIC business is expected to be negatively impacted by continued weak demand for hard-disk-drives, despite further good business development in the chip card and security business.

Revenues of the Communication Solutions segment are expected to increase strongly in the fourth quarter of the 2007 fiscal year compared to the third quarter, mainly driven by continued increases in mobile phone platform shipments due to scheduled production ramp-ups at customers. In the broadband access business, revenues are anticipated to remain stable. The Communication Solutions segment’s EBIT is also anticipated to improve considerably, driven by the revenue increase. The company continues to target break-even EBIT for its wireless business for the fourth quarter of the 2007 calendar year.

Qimonda expects its bit production to grow by 15 to 20 percent in the fourth quarter of the 2007 fiscal year, mainly based on increased in-house and partner capacities and continued productivity improvements from the ongoing conversion to 80-nanometer and 75-nanometer technologies. Qimonda targets a share of bit-shipments to non-PC applications of approximately 50 percent for the fourth quarter, and expects the trend of strong demand for PC-related products in particular to continue.

Infineon expects revenues and EBIT in Other Operating Segments and Corporate and Eliminations to remain broadly unchanged in the fourth quarter 2007, prior to inclusion of net charges. Net charges are expected to be insignificant in the fourth quarter of the 2007 fiscal year.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2006 and 2007
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net sales	1,972	1,751	2,367
Cost of goods sold	1,397	1,639	2,216
Gross profit	575	112	151
Research and development expenses	329	295	399
Selling, general and administrative expenses	180	172	233
Restructuring charges	13	20	27
Other operating income, net	(1)	(23)	(32)
Operating income (loss)	54	(352)	(476)
Interest expense, net	(21)	(10)	(14)
Equity in earnings of associated companies, net	9	39	53
Gain on subsidiaries and associated company share issuance	30	—	—
Other non-operating (expense) income, net	(39)	7	10
Minority interests	(5)	26	35
Income (loss) before income taxes	28	(290)	(392)
Income tax (expense) benefit	(51)	93	126
Net loss	(23)	(197)	(266)
Basic and diluted loss per share	(0.03)	(0.26)	(0.36)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2006 and 2007
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net sales	5,639	5,844	7,901
Cost of goods sold	4,214	4,553	6,156
Gross profit	1,425	1,291	1,745
Research and development expenses	946	868	1,174
Selling, general and administrative expenses	532	505	683
Restructuring charges	18	42	57
Other operating expenses (income), net	11	(30)	(42)
Operating loss	(82)	(94)	(127)
Interest expense, net	(71)	(29)	(39)
Equity in earnings of associated companies, net	38	104	141
Gain on subsidiaries and associated company share issuance, net	30	—	—
Other non-operating (expense) income, net	(21)	23	31
Minority interests	(10)	(13)	(18)
Loss before income taxes	(116)	(9)	(12)
Income tax expense	(116)	(44)	(60)
Loss before extraordinary loss	(232)	(53)	(72)
Extraordinary loss, net of tax	—	(35)	(47)
Net loss	(232)	(88)	(119)
Basic and diluted loss per share before extraordinary loss	(0.31)	(0.08)	(0.10)
Basic and diluted loss per share	(0.31)	(0.12)	(0.16)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2006 and June 30, 2007

	September 30,	June 30,	June 30,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	2,040	1,307	1,767
Marketable securities	615	475	642
Trade accounts receivable, net	1,245	883	1,194
Inventories	1,202	1,223	1,653
Deferred income taxes	97	74	100
Other current assets	482	546	739
Total current assets	5,681	4,508	6,095
Property, plant and equipment, net	3,764	3,734	5,048
Long-term investments	659	697	942
Restricted cash	78	77	104
Deferred income taxes	627	653	883
Other assets	376	348	471
Total assets	11,185	10,017	13,543
Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	797	257	347
Trade accounts payable	1,245	1,107	1,497
Accrued liabilities	562	479	648
Deferred income taxes	26	27	37
Other current liabilities	675	564	762
Total current liabilities	3,305	2,434	3,291
Long-term debt	1,208	1,136	1,536
Deferred income taxes	60	58	78
Other liabilities	457	376	508
Total liabilities	5,030	4,004	5,413
Minority interests	840	835	1,129
Shareholders’ equity:
Ordinary share capital	1,495	1,499	2,027
Additional paid-in capital	5,828	5,857	7,919
Accumulated deficit	(1,780)	(1,868)	(2,526)
Accumulated other comprehensive loss	(228)	(310)	(419)
Total shareholders’ equity	5,315	5,178	7,001
Total liabilities and shareholders’ equity	11,185	10,017	13,543

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
For the nine months ended June 30, 2006 and 2007
(in millions of euro, except for share data)

					Foreign	Additional	Unrealized	Unrealized
	Issued		Additional		currency	minimum	gain (loss)	gain (loss) on
	Ordinary shares		paid-in	Accumulated	translation	pension	on	cash flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total
Balance as of October 1, 2005	747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629
Net loss	—	—	—	(232)	—	—	—	—	(232)
Other comprehensive (loss) income	—	—	—	—	(34)	(1)	(12)	4	(43)
Total comprehensive loss									(275)
Issuance of ordinary shares:
Exercise of stock options	27,600	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	21	—	—	—	—	—	21
Balance as of June 30, 2006	747,596,959	1,495	5,821	(1,744)	(92)	(85)	—	(20)	5,375

Balance as of October 1, 2006	747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315
Net loss	—	—	—	(88)	—	—	—	—	(88)
Other comprehensive (loss) income	—	—	—	—	(73)	—	(11)	2	(82)
Total comprehensive loss									(170)
Issuance of ordinary shares:
Exercise of stock options	1,772,421	4	12	—	—	—	—	—	16
Stock-based compensation	—	—	13	—	—	—	—	—	13
Deferred compensation, net	—	—	4	—	—	—	—	—	4
Balance as of June 30, 2007	749,381,715	1,499	5,857	(1,868)	(200)	(87)	(6)	(17)	5,178

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2006 and 2007

	June 30,	June 30,	June 30,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net loss	(232)	(88)	(119)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	1,054	960	1,298
Provision for (recovery of) doubtful accounts	3	(17)	(23)
Gain on sale of marketable securities	(3)	(7)	(9)
Loss (gain) on sale of businesses	1	(21)	(28)
Gain on disposal of property, plant, and equipment	(4)	(8)	(11)
Equity in earnings of associated companies, net	(38)	(104)	(141)
Gain on subsidiaries and associated company share issuance, net	(30)	—	—
Minority interests	10	13	18
Impairment charges	14	35	47
Stock-based compensation	21	13	18
Deferred income taxes	68	9	12
Changes in operating assets and liabilities:
Trade accounts receivable	(170)	352	476
Inventories	(223)	(36)	(49)
Other current assets	3	(18)	(24)
Trade accounts payable	138	(130)	(176)
Accrued liabilities	20	(72)	(97)
Other current liabilities	(6)	(100)	(135)
Other assets and liabilities	(79)	(78)	(107)
Net cash provided by operating activities	547	703	950
Cash flows from investing activities:
Purchases of marketable securities available for sale	(460)	(222)	(300)
Proceeds from sale of marketable securities available for sale	639	355	480
Proceeds from sale of businesses	10	57	77
Investment in associated and related companies	(1)	(1)	(1)
Cash increase from initial consolidation of ALTIS	119	—	—
Purchases of intangible assets	(7)	(29)	(39)
Purchases of property, plant and equipment	(965)	(930)	(1,258)
Proceeds from sales of property, plant and equipment	15	19	26
Net cash used in investing activities	(650)	(751)	(1,015)
Cash flows from financing activities:
Net change in short-term debt	4	—	—
Net change in related party financial receivables and payables	3	(3)	(4)
Proceeds from issuance of long-term debt	378	29	39
Principal repayments of long-term debt	(56)	(704)	(951)
Change in restricted cash	10	1	1
Proceeds from issuance of ordinary shares	—	20	27
Capital distributions to minority interests	(5)	(6)	(8)
Net cash provided by (used in) financing activities	334	(663)	(896)
Effect of foreign exchange rate changes on cash and cash equivalents	(15)	(22)	(30)
Net increase (decrease) in cash and cash equivalents	216	(733)	(991)
Cash and cash equivalents at beginning of period	1,148	2,040	2,758
Cash and cash equivalents at end of period	1,364	1,307	1,767

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three and nine months ended June 30, 2006 and 2007, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2006 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2006 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of June 30, 2007, and the condensed consolidated statements of operations for the three and nine months then ended, and the condensed consolidated statements of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.3520, the U.S. Federal Reserve noon buying rate on June 29, 2007.

2.	Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Income Tax Uncertainties”, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is effective for the Company for fiscal years beginning after October 1, 2008, and interim periods within those fiscal years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its consolidated financial position and results of operations. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €66, a recognized pension asset of €2, and an increase in accumulated other comprehensive loss of €60.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted as of the beginning of a fiscal year provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

3.	Memory Product Business

On January 26, 2007 Infineon and Qimonda AG, its majority owned subsidiary, extended their agreement for the production of wafers in Infineon Technologies Dresden GmbH & Co. OHG production facility through September 30, 2009.

On April 25, 2007, Qimonda and SanDisk Corporation (“SanDisk”) entered into an agreement to jointly develop and manufacture multichip packages (“MCPs”) utilizing SanDisk’s NAND flash and controllers and Qimonda’s low power mobile DRAM. The collaboration targets the need for high capacity, integrated memory solutions for data-intensive mobile applications. This agreement will be executed through a jointly owned company based in Portugal, subject to the fulfillment of certain closing conditions, in particular regulatory approvals.

On April 25, 2007, Qimonda announced plans to construct a fully-owned 300-millimeter front-end manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, Qimonda plans to invest approximately €2 billion in the site over the next 5 years. Qimonda expects to finance the initial capital expenditures for the construction with a combination of its own cash flows and project-based financing.

4.	Acquisitions

On June 25, 2007, the Company announced the planned acquisition of Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business. The Company plans to continue supporting the acquired product portfolio and existing customer designs while leveraging the acquired experience in future product generations. The transaction is subject to regulatory approval and is expected to close during the fourth quarter of the 2007 financial year (see note 22).

5.	Divestitures

On June 29, 2007, the Company sold its Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany, to Avago Technologies. The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 which was recorded in other operating income during the quarter ended June 30, 2007.

6.	Licenses

In June 2007 Qimonda entered into an agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”). Under the terms of the agreement, Qimonda will transfer its 75-nanometer and 58-nanometer DRAM technologies to Winbond’s 300-millimeter facility in Taichung, Taiwan. In return, Winbond will manufacture DRAMs for computing applications in these technologies exclusively for Qimonda. The transfer of the 58-nanometer technology from Qimonda will enable Winbond also to develop and sell proprietary specialty memories for which Qimonda will receive license fees and royalties. This new agreement is the extension of the two companies’ existing cooperation which encompasses the transfer and licensing of the Qimonda 110-nanometer, 90-nanometer and 80-nanometer DRAM technologies for Winbond’s production sites.

7.	Restructuring

During the 2006 financial year, restructuring plans were announced to downsize the workforce at ALTIS Semiconductor S.N.C., Essonnes, France and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. In addition, during October 2006, following the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co OHG, the Company announced restructuring plans to downsize its workforce. Further restructuring measures were taken by the Company during the quarter ended June 30, 2007, mainly in order to further streamline certain research and development locations.

During the quarter ended June 30, 2007, charges of €20 were recognized, primarily as a result of the above mentioned restructuring initiatives undertaken by the Company.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The development of the restructuring liability is as follows:

	September 30,			June 30,
	2006	Restructuring		2007
	Liabilities	Charges	Payments	Liabilities

Employee terminations	57	37	(51)	43
Other exit costs	6	5	(5)	6

Total	63	42	(56)	49

8.	Income Taxes

Income (loss) before extraordinary items net of tax, income taxes and minority interest is attributable to the following geographic locations:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Germany	(40)	(231)	(347)	(257)
Foreign	73	(85)	241	261

Total	33	(316)	(106)	4

Income tax (expense) benefit is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Current taxes:
Germany	(37)	19	(40)	(29)
Foreign	(2)	48	(8)	(6)

	(39)	67	(48)	(35)

Deferred taxes:
Germany	(6)	(2)	(44)	(18)
Foreign	(6)	28	(24)	9

	(12)	26	(68)	(9)

Income tax (expense) benefit	(51)	93	(116)	(44)

In the three and nine months ended June 30, 2006 and 2007 the income tax (expense) benefit of the Company was affected by lower foreign tax rates, tax credits and valuation allowances in certain jurisdictions. Additionally, in the three and nine months ended June 30, 2006, the positive results of Qimonda in Germany led to current tax expense as the tax loss carry forwards related to the Qimonda segment have been retained by Infineon Technologies AG in connection with the formation of Qimonda.

At June 30, 2007, the Company had in Germany tax loss carry-forwards of €2,985 (relating to both trade and corporate tax, plus an additional tax loss carry-forward applicable only to trade tax of €1,485); in other jurisdictions the Company had tax loss carry-forwards of €219 and tax effected credit carry-forwards of €153. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.

Pursuant to SFAS No. 109, “Accounting for Income Taxes”, the Company has assessed its deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize tax loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of June 30, 2007, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

In China, as a result of enacted tax reform legislation, a new uniform income tax regime will become effective from January 1, 2008. The Company incorporated these changes in its effective and deferred tax rate which did not have a material impact for the three and nine months ended June 30, 2007.

In July 2007 the German legislature passed the Corporate Tax Reform Act 2008. This bill introduces several changes to the taxation of German business activities, including a reduction of the Company’s combined statutory corporate and trade tax rate in Germany from 37 percent to 28 percent. If the bill is enacted into law, most of the changes would come into effect for the Company’s 2008 financial year. Upon enactment, which could be during the three months ending September 30, 2007, the Company would record the reduction in value of its deferred tax assets in Germany at that date as tax expense.

9.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income (loss) by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS is as follows (shares in million)(1):

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Numerator:
Net loss before extraordinary loss	(23)	(197)	(232)	(53)
Extraordinary loss, net of tax	—	—	—	(35)

Net loss	(23)	(197)	(232)	(88)

Denominator:
Weighted-average shares outstanding — basic	747.6	748.9	747.6	748.3
Effect of dilutive instruments	—	—	—	—

Weighted-average shares outstanding — diluted	747.6	748.9	747.6	748.3

Basic and diluted loss per share (in euro):
Net loss before extraordinary loss	(0.03)	(0.26)	(0.31)	(0.08)
Extraordinary loss, net of tax	—	—	—	(0.04)

Net loss	(0.03)	(0.26)	(0.31)	(0.12)

(1)	Quarterly EPS may not add up to year-to-date EPS due to rounding.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 46.6 million and 38.5 million shares underlying employee stock options for the three months ended June 30, 2006 and 2007, respectively, and 46.9 million and 41.4 million shares underlying employee stock options for the nine months ended June 30, 2006 and 2007, respectively. Additionally, 86.5 million ordinary shares issuable upon conversion of the Company’s subordinated convertible notes for the three and nine months ended June 30, 2006, and 68.4 million and 76.9 million ordinary shares issuable upon conversion of the subordinated convertible notes for the three and nine months ended June 30, 2007, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

10.	Trade Accounts Receivable, net

Trade accounts receivable, net consist of the following:

	September 30,	June 30,
	2006	2007

Third party — trade	1,304	911
Associated and Related Companies — trade (note 17)	8	11

Trade accounts receivable, gross	1,312	922
Allowance for doubtful accounts	(67)	(39)

Trade accounts receivable, net	1,245	883

11.	Inventories

Inventories consist of the following:

	September 30,	June 30,
	2006	2007

Raw materials and supplies	125	136
Work-in-process	777	701
Finished goods	300	386

Total Inventories	1,202	1,223

12.	Long-term Investments

In connection with the formation of Qimonda, Infineon and Qimonda entered into a trust agreement under which Infineon holds shares in Inotera Memories Inc. (“Inotera”) in trust for Qimonda until the shares can legally be transferred. In March 2007, the Inotera shares (except for the portion representing less than 1 percent of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining shares are to be transferred to Qimonda.

Hwa-Keng Investment Corp., a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose has been fulfilled and therefore Hwa-Keng Investment Corp. has been dissolved. The dissolution did not have a significant financial impact on the Company.

On November 13, 2006 Qimonda sold its investment in Ramtron International Corp., Colorado, USA (“Ramtron”) through a private placement. As a result of the sale, Qimonda recorded a gain of €2 in other non-operating income during the three months ended December 31, 2006.

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46R”), the Company determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it can finance its activities without additional financial support, and as a result of the agreements the Company is its primary beneficiary. Accordingly, the Company consolidated the assets and liabilities of Molstanda during the second quarter of the 2007 financial year, and since Molstanda is not considered a business pursuant to FIN 46R, the €35 excess in fair value in liabilities assumed and consolidated of €76, over the fair value of the newly consolidated identifiable assets of €41, was recorded as an extraordinary loss in the same quarter. Due to the Company’s cumulative loss situation described in note 8 no tax benefit was provided on this loss.

13.	Trade Accounts Payable

Trade accounts payable consist of the following:

	September 30,	June 30,
	2006	2007

Third party — trade	1,165	1,026
Associated and Related Companies — trade (note 17)	80	81

Total	1,245	1,107

14.	Debt

Debt consists of the following:

	September 30,	June 30,
	2006	2007

Short-term debt:
Loans payable to banks, weighted average rate 4.21%	51	127
Convertible subordinated notes, 4.25%, due 2007	638	—
Current portion of long-term debt	108	130

Total short-term debt and current maturities	797	257

Long-term debt:
Convertible subordinated notes, 5.00%, due 2010	692	694
Loans payable to banks:
Unsecured term loans, weighted average rate 4.87%, due 2009 — 2013	458	390
Secured term loans, weighted average rate 1.70%, due 2013	7	6
Other loans payable	3	—
Notes payable to governmental entities, 2.77%, due 2010 — 2027	48	46

Total long-term debt	1,208	1,136

On February 6, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), fully paid the principal outstanding amount of €640 of convertible subordinated notes due 2007.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	Nature of financial		As of June 30, 2007
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available

Short-term	firm commitment	working capital, guarantees	165	127	38
Short-term	no firm commitment	working capital, cash management	338	—	338
Long-term(1)	firm commitment	working capital	765	215	550
Long-term(1)	firm commitment	project finance	357	357	—

Total			1,625	699	926

(1)	Including current maturities.

15.	Stock-based Compensation

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award.

Infineon Stock Option Plans

A summary of the status of the Infineon stock option plans as of June 30, 2007, and changes during the nine months then ended, is presented below (options in millions, exercise prices in euro, intrinsic value in millions of euro):

		Weighted-	Weighted
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at beginning of period	44.8	€18.12	3.54	14
Granted	2.3	€13.30
Exercised	(1.8)	€8.91
Forfeited and expired	(4.9)	€35.66

Outstanding at end of period	40.4	€16.14	3.24	73

Vested and expected to vest, net of estimated forfeitures at end of period	40.0	€16.18	3.22	72
Exercisable at end of period	26.5	€19.47	2.31	35

Options with an aggregate fair value of €48 and €32 vested during the nine months ended June 30, 2006 and 2007, respectively. Options with a total intrinsic value of €0 and €8 were exercised during the nine months ended June 30, 2006 and 2007, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Changes in Infineon’s unvested options for the nine months ended June 30, 2007 are summarized as follows (options in millions, fair value in euro, intrinsic value in millions of euro):

		Weighted-	Weighted
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at beginning of period	19.2	€4.11	5.11	11
Granted	2.3	€2.03
Vested	(7.0)	€4.63
Forfeited	(0.6)	€3.92

Unvested at end of period	13.9	€3.17	5.01	38

Unvested options expected to vest	13.5	€3.54	5.05	37

The fair value of each option grant under the 1999 and 2001 Long-Term Incentive Plans was estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated based on historical experience.

The fair value of each option grant under the Stock Option Plan 2006 was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the Philadelphia Semiconductor Index (“SOX”) and its impact on stock option fair value. The Company uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated using the Monte Carlo simulation model.

Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during three and nine months ended June 30, 2007 nor does it have plans to pay dividends in the foreseeable future.

The following weighted-average assumptions were used in the fair value calculation:

	Nine months ended
	June 30,
	2006	2007

Weighted-average assumptions:
Risk-free interest rate	3.08%	3.91%
Expected volatility, underlying shares	43%	40%
Expected volatility, SOX index	—	36%
Forfeiture rate, per year	—	3.40%
Dividend yield	0%	0%
Expected life in years	5.07	3.09
Weighted-average fair value per option at grant date in euro	€3.19	€2.03

As of June 30, 2007, there was a total of €16 in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.24 years.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Qimonda’s Stock Option Plan

On November 24, 2006, Qimonda granted 1.9 million stock options to its employees. The option rights may be exercised within six years after their grant date, but not before the expiration of a vesting period that will be at least three years. The exercise of each option is subject to the condition that the performance of Qimonda’s ADSs on the New York Stock Exchange exceeds that of the SOX on at least three consecutive days on at least one occasion during the life of the option.

A summary of the status of the Qimonda stock option plan as of June 30, 2007, and changes during the nine months then ended, is presented below (options in millions, exercise prices in US-dollars, fair value in euro):

			Weighted-	Weighted-
		Weighted-	average	average
	Number of	average	remaining life	grant date
	options	exercise price	(in years)	fair value

Outstanding at beginning of period	—	—	—	—
Granted	1.9	$15.97	6.00	€3.23
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at end of period	1.9	$15.97	5.41	€3.23

Vested during the period	—	—
Expected to vested, net of estimated forfeitures, at end of period	1.9	$15.97	5.41	€3.23
Exercisable at end of period	—	—	—	—

The fair value of each option grant was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. Following the implementation of SFAS No. 123 (revised 2004), Qimonda uses a combination of implied and historical volatilities from traded options on Qimonda’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect the fundamentals of Qimonda’s stock. Forfeitures are estimated based on historical experience. The expected life and expected vesting period of options granted were estimated using the Monte Carlo simulation model. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Qimonda has not made any dividend payments during three and nine months ended June 30, 2007 nor does it have plans to pay dividends in the foreseeable future.

The following weighted average assumptions were used in the fair value calculation:

	Nine months ended
	June 30,
	2006	2007

Weighted-average assumptions:
Risk-free interest rate	—	4.62%
Expected volatility, underlying ADS	—	45%
Expected volatility, SOX	—	29%
Forfeiture rate, per year	—	3.40%
Dividend yield	—	0%
Expected life in years	—	4.62
Weighted-average fair value per option at grant date in euro	—	€3.23

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

As of June 30, 2007, there was a total of €4 in unrecognized compensation expense related to unvested stock options of Qimonda, which is expected to be recognized over a weighted average period of 2.41 years.

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Compensation expense recognized:
Cost of goods sold	1	1	5	3
Selling, general and administrative expenses	3	2	9	6
Research and development expenses	3	1	7	4

Total stock-based compensation expense	7	4	21	13

Stock-based compensation effect on basic and diluted earnings (loss) per share(1)	(0.01)	(0.01)	(0.03)	(0.02)

(1) Quarterly EPS may not add up to year-to-date EPS due to rounding.

Cash received from stock option exercises was €4 and €16 during the three and nine months ended June 30, 2007, respectively. The amount of stock-based compensation expense which was capitalized and remained in inventories for the three and nine months ended June 30, 2006 and 2007 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

16.	Other Comprehensive Loss

The changes in the components of other comprehensive loss are as follows:

	Nine months ended
	June 30,
	2006	2007

Unrealized losses on securities:
Unrealized holding losses	—	(6)
Reclassification adjustment for losses included in net loss	(12)	(5)

Net unrealized losses	(12)	(11)
Unrealized gains on cash flow hedges	4	2
Additional minimum pension liability	(1)	—
Foreign currency translation adjustment	(34)	(73)

Other comprehensive loss	(43)	(82)
Accumulated other comprehensive loss — beginning of period	(154)	(228)

Accumulated other comprehensive loss — end of period	(197)	(310)

17.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

On April 3, 2006, Siemens AG disposed of its remaining shareholdings in the Company. Transactions between the Company and Siemens AG subsequent to this date are no longer reflected as Related Party transactions.

Related Party receivables consist of the following:

	September 30,	June 30,
	2006	2007

Current:
Associated and Related Companies — trade (note 10)	8	11
Associated and Related Companies — financial and other	1	7
Employee receivables	7	11

	16	29

Non-current:
Employee receivables	2	1

	2	1

Total Related Party receivables	18	30

Related Party payables consist of the following:

	September 30,	June 30,
	2006	2007

Associated and Related Companies — trade (note 13)	80	81
Associated and Related Companies — financial and other	9	11

Total Related Party payables	89	92

Transactions with Related Parties are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Sales to Related Parties:
Siemens group companies	—	—	322	—
Associated and Related Companies	18	14	48	41

Total sales to Related Parties	18	14	370	41

Purchases from Related Parties:
Siemens group companies	—	—	73	—
Associated and Related Companies	215	130	524	437

Total purchases from Related Parties	215	130	597	437

18.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	June 30, 2006		June 30, 2007
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(6)	(1)	(7)	(1)
Interest cost	(5)	(1)	(5)	(1)
Expected return on plan assets	3	1	4	1
Amortization of unrecognized actuarial losses	(2)	—	(2)	—
Curtailment	—	1	—	—

Net periodic pension cost	(10)	—	(10)	(1)

	Nine months ended		Nine months ended
	June 30, 2006		June 30, 2007
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(18)	(4)	(21)	(3)
Interest cost	(13)	(3)	(15)	(3)
Expected return on plan assets	9	3	12	3
Amortization of unrecognized actuarial losses	(6)	—	(6)	—
Curtailment	—	2	—	—

Net periodic pension cost	(28)	(2)	(30)	(3)

In February 2007, the Company transferred the majority of its existing domestic pension plans into a new Infineon pension plan with effect from October 1, 2006. Under the new plan, employee benefits are predominantly based on contributions made by the Company, although defined benefit provisions are retained. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plan is treated as a plan amendment pursuant to SFAS No. 87, “Employer’s Accounting for Pensions”. The Company believes that the impact of this pension plan amendment on its projected benefit obligation and net periodic pension costs is immaterial. The Company is currently in the process of measuring its pension obligations as of its regular measurement date of June 30, 2007 and will report the related effects, if any, in its annual report on Form 20-F.

19.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2006		June 30, 2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts, sold:
U.S. dollar	682	1	983	13
Japanese yen	30	—	8	—
Great Britain pound	1	—	—	—
Malaysian ringgit	6	—	2	—
Forward contracts, purchased:
U.S. dollar	209	(1)	562	(7)
Japanese yen	24	—	90	(3)
Singapore dollar	27	—	26	—
Great Britain pound	7	—	6	—
Malaysian ringgit	35	—	40	—
Norwegian krone	—	—	3	—
Other currencies	—	—	3	—
Currency options, sold:
U.S. dollar call	259	(5)	—	—
Currency options, purchased:
U.S. dollar put	252	2	68	1
Interest rate swaps	1,200	5	700	(11)
Other	218	9	231	31

Fair value, net		11		24

At September 30, 2006 and June 30, 2007, all derivative financial instruments are recorded at fair value. Other non-operating (expense) income included losses of €27 and €23 for the three and nine months ended June 30, 2006, respectively, and losses of €4 and of €11 for the three and nine months ended June 30, 2007, respectively, related to losses from foreign currency derivatives and foreign currency transactions.

20.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technolgies North America Corporation (“IF North America”) and other DRAM suppliers.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Sixteen cases were filed between June and September 2002 in several U.S. federal district courts, purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period (the Direct U.S. Purchaser Class), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL).

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court in November 2006. The court entered final judgment and dismissed the class action claims with prejudice in November 2006. Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53 percent. The Company does not currently expect to pay any additional amounts to the class. The Company has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

In April 2006, Unisys Corporation filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. In May 2006, Honeywell International Inc. filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging a claim for price fixing under U.S. federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, and therefore their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above.

In April 2007 the court dismissed the initial complaint with leave to amend. Unisys filed a First Amended Complaint in May 2007. Infineon, IF North America, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint in June 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order in April 2007.

In February and March 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement.

Based upon the court’s order dismissing portions of the initial Unisys complaint described above, the plaintiffs in all four of these opt-out cases filed amended complaints in May 2007. In June 2007, Infineon and IF North America answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. and along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust amended complaint.

Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice and as to which the plaintiffs have filed notice of appeal) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (“the Indirect U.S. Purchaser Class”). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. Hearing on those motions took place in December 2006.

The court entered an order in June 2007 granting in part and denying in part the defendants’ motions for judgment on the pleadings. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. In June 2007, the indirect purchaser plaintiffs filed both a First Amended Complaint and a motion for leave to file a Second Amended Complaint that attempts to resurrect some of the claims that were dismissed (see note 22).

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. A hearing on these motions to dismiss was held in February 2007. The court has not yet ruled on these motions.

In April 2003, the Company received a request for information from the European Commission in connection with its investigation of practices in the European market for DRAM ICs. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004 seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint (see note 22).

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents.

The Company believes that the foregoing claims are without merit. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to the Company or of the amount or range of potential loss arising from any of these actions. If the outcome of any of these actions is unfavorable, or if the Company incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against the D&O insurance carriers were dismissed in November 2006 and May 2007. The Company filed an appeal against one of these decisions.

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of June 30, 2007, the Company had accrued liabilities in the amount of €109 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative solutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

The Company has guarantees outstanding to external parties of €214 as of June 30, 2007. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of June 30, 2007, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €845, of which €700 relates to convertible notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2007, a maximum of €540 of these subsidies could be refundable.

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of June 30, 2007. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

21.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s current organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into Qimonda. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.

The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, Other Operating Segments include net sales that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following tables present selected segment data:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net sales:
Automotive, Industrial & Multimarket	714	752	2,099	2,203
Communication Solutions(1)	266	259	908	733
Other Operating Segments(2)	73	54	232	174
Corporate and Eliminations(3)	(58)	(54)	(183)	(163)

Subtotal	995	1,011	3,056	2,947

Qimonda	977	740	2,583	2,897

Infineon Group	1,972	1,751	5,639	5,844

(1)	Includes inter-segment sales of €0 and €10 for the three months ended June 30, 2006 and 2007, respectively, and €0 and €20 for the nine months ended June 30, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €58 and €47 for the three months ended June 30, 2006 and 2007, respectively, and €192 and €146 for the nine months ended June 30, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €58 and €57 for the three months ended June 30, 2006 and 2007, respectively, and of €192 and €166 for the nine months ended June 30, 2006 and 2007, respectively.

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

EBIT:
Automotive, Industrial & Multimarket	57	81	182	202
Communication Solutions	(61)	(34)	(111)	(144)
Other Operating Segments	(2)	(2)	1	(10)
Corporate and Eliminations	(45)	(32)	(115)	(72)

Subtotal	(51)	13	(43)	(24)

Qimonda(1)	100	(293)	(2)	9

Infineon Group	49	(280)	(45)	(15)

(1) EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

Certain items are included in Corporate and Eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarter costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. For the three months ended June 30, 2006 and 2007 Corporate and Eliminations includes unallocated excess capacity costs of €11 and €2, respectively, restructuring charges of €13 and €20, respectively, and stock-based compensation expense of €6 and €3, respectively. For the nine months ended June 30, 2006 and 2007 Corporate and Eliminations includes unallocated excess capacity costs of €20 and €5, respectively, restructuring charges of €18 and €42, respectively, and stock-based compensation expense of €15 and €9, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following is a summary of net sales by geographic area:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net sales:
Germany	316	272	988	884
Other Europe	358	270	990	945
North America	534	386	1,470	1,497
Asia-Pacific	629	586	1,819	1,911
Japan	92	208	259	520
Other	43	29	113	87

Total	1,972	1,751	5,639	5,844

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three and nine months ended June 30, 2006 and 2007, respectively.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.

EBIT is determined as follows from the condensed consolidated statements of operations:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net loss	(23)	(197)	(232)	(88)
Adjust: Income tax expense (benefit)	51	(93)	116	44
Interest expense, net	21	10	71	29

EBIT	49	(280)	(45)	(15)

22.	Subsequent events

The motion for class certification in the Indirect U.S. Purchaser Class was filed by the plaintiffs on July 10, 2007 (see note 20).

The plaintiffs filed a third amended complaint in the Securities Class Actions on July 17, 2007 (see note 20).

The Company’s acquisition of TI’s CPE business closed on July 31, 2007 (see note 4).

Supplementary Information (unaudited)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets:

	September 30,	June 30,
	2006	2007

Cash and cash equivalents	2,040	1,307
Marketable securities	615	475

Gross Cash Position	2,655	1,782

Less: Short-term debt	797	257
Long-term debt	1,208	1,136

Net Cash Position	650	389

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net cash provided by operating activities	251	96	547	703
Net cash used in investing activities	(243)	(287)	(650)	(751)
Thereof: Sale of marketable securities, net	(2)	(28)	(179)	(133)

Free cash flow	6	(219)	(282)	(181)

Backlog

Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three and nine months ended June 30, 2006 and 2007, respectively.

Employees

As of June 30, 2007, Infineon had approximately 42,500 employees worldwide, including approximately 8,200 engaged in research and development. Of the total workforce, approximately 13,000 were employees of Qimonda.

Change of Management

Effective April 1, 2007, the Supervisory Board appointed Rüdiger A. Günther as a member of the Management Board. On May 1, 2007 he was appointed as Chief Financial Officer and Labor Director as the successor to Peter J. Fischl, who retired effective April 30, 2007.

On its meeting on May 11, 2007, the Supervisory Board of the Company appointed Dr. Reinhard Ploss to the Management Board, effective June 1, 2007. He is responsible for Operations, comprising advanced logic and power logic front-end manufacturing, back-end manufacturing, logistics and quality management units previously assigned to different responsibilities.

Market for ordinary shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2005 (based on Xetra daily closing prices, indexed on September 30, 2005) is as follows:

Infineon share price performance and key data were as follows:

	Three months ended June 30,			Nine months ended June 30,
	2006	2007	+/- in %	2006	2007	+/- in %

DAX
Beginning of the period	6,024.05	6,937.17	15%	5,082.07	5,999.46	18%
High	6,140.72	8,090.49	32%	6,140.72	8,090.49	32%
Low	5,292.14	6,937.17	31%	4,806.05	5,992.22	25%
End of the period	5,683.31	8,007.32	41%	5,683.31	8,007.32	41%
IFX closing prices in euros (Xetra)
Beginning of the period	8.57	11.56	35%	8.32	9.31	12%
High	9.95	12.81	29%	9.95	12.81	29%
Low	8.22	10.88	32%	7.60	9.25	22%
End of the period	8.71	12.31	41%	8.71	12.31	41%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	10.31	15.52	51%	9.90	11.77	19%
High	12.68	17.28	36%	12.68	17.28	36%
Low	10.24	14.75	44%	8.95	11.77	32%
End of the period	11.16	16.53	48%	11.16	16.53	48%

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Fiscal year 2007	September 30, 2007	November 14, 2007
First Quarter	December 31, 2007	January 28, 2008
Second Quarter	March 31, 2008	April 23, 2008
Third Quarter	June 30, 2008	July 25, 2008
Fiscal Year 2008	September 30, 2008	December 3, 2008

Publication date: August 2, 2007

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity, particularly for standard memory products. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, including the market for memory products, Infineon’s and Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the continued development of the business of Qimonda as a stand-alone entity and any future corporate financing measures Infineon or Qimonda may undertake. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Infineon annual report on Form 20-F, on file with the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 2, 2007	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Michael Ruth
Michael Ruth
Corporate Vice President